

KeyBanc Investor Conference

Boston, Massachusetts – June 2, 2009

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

Any forward-looking statements contained herein, including those relating to market conditions or the Company's financial results, expense reductions, liquidity expectations, business goals and sales growth, involve risks and uncertainties, including but not limited to, risks and uncertainties with respect to general economic and currency conditions, various conditions specific to the Company's business and industry, weather conditions, new housing starts, market demand, competitive factors, changes in distribution channels, supply constraints, technology factors, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks which are detailed in the Company's Securities and Exchange Commission filings, included in Item 1A of Part I of the Company's Annual Report on Form 10-K for the fiscal year ending January 4, 2009, Exhibit 99.1 attached thereto and in Item 1A of Part II of the Company's Quarterly Reports on Form 10-Q. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements made herein are based on information currently available, and the Company assumes no obligation to update any forward-looking statements.

Topics

2008 Financial Highlights

	2008	vs. 2007
Sales	$745.6 M	+24%
Earnings per share	$1.90	+56%
Water sales	$557.0 M	+19%
Water operating earnings	$67.6 M	+19%
Fueling sales	$188.6 M	+40%
Fueling operating earnings	$49.4 M	+100%
Interest coverage ratio[1]	9.3X	+4%
Dividends per share	$0.50 per year	+6%

1) EBITDA ÷ INTEREST

Franklin Financial Performance vs. Global Competitors 2008

	% Sales Growth	% Op. Income Growth	% OI/Avg Assets
Pentair (Water)	-1.1%	-8.8%	9.4%
ITT (Fluid Technologies)	9.4%	9.7%	12.1%
Grundfos	13.1%	-17.2%	7.8%
Ebara (Fluid Machinery)	5.1%	25.6%	1.1%
AO Smith (Electrical)	-4.0%	4.1%	7.5%
Danaher (Pro. Instrumentation)	37.4%	31.9%	11.0%
Peer Group Average	**10.0%**	**7.6%**	**8.2%**
Franklin Electric	**23.9%**	**48.7%**	**11.0%**

Operating income is before restructuring and other adjustments

OI/total assets calculated from total company data using a 5-quarter average

Grundfos is based on total company

Selected by Forbes Magazine for 6 years as one of the
"200 Best Run Small Companies in America"


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2002


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2003


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2004


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2005


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2006


Franklin Electric
Ranked by
Forbes
as one of America's 200
best small companies in 2008

1st Quarter 2009 Financial Summary

	1st Qtr. 2009	Change vs. 2008
Sales	$149.8 M	- 15%
EPS (before Restructuring Expense)	$0.19	- 46%



Sales Bridge
1st Quarter 2008 vs. 1st Quarter 2009

$176 mil

($13.3 mil)

Foreign Exchange

($16.2 mil)

US/Canada Water

($3.4 mil)

Fueling

$6.7 mil

International Water

$149.8 mil

Sales ($)

- Housing starts & customer inventory reductions

- Partially offset by Franklin share growth

1st Quarter 2008

1st Quarter 2009

Recession Impact on US/Canada 4″ Groundwater Pump Systems

Industry Unit Shipments



Source: Trade Association Data

Recession Impact on US/Canada Larger than 4″ Groundwater Pumps

Industry Unit Shipments



Source: Trade Association Data

Recession Impact on US/Canada Sump, Sewage, Effluent and Utility Pumps

Industry Unit Shipments



Source: Trade Association Data

Response to Global Recession

- Customer Focus – Best Quality, Service & Value
- Reduce Cost

	2009 Full Year Cost Reduction vs. 2008[2]	1st Quarter 2009 Cost Reduction vs. 2008
Direct Labor & Material	-$8 M to -$12 M	+$1.5 M
SG&A Spending[1]	-$8 M	-$0.9 M
Fixed Manufacturing Spending[1]	-$7 M	Flat
Total	**-$23 M to -$27 M**	**+$0.6 M**

Ongoing SG&A and Fixed Manufacturing Cost Reductions Beyond 2009

1) Includes Vertical acquisition
2) The cost savings estimates will depend on the required manufactured volume and sales mix of our products and foreign currency rates.

Sales Outlook

Water Systems Segment

- Q2 and Q3 sales decline at lower rate than in Q1

- Q4 sales flat to up

- Margins improving in back half

Fueling Systems Segment

- Sales decline for balance of the year due to recession and wind-down of California surge

Strategic Focus

Residential, Agricultural & Commercial Water Systems
$5.2 B global market potential

Petroleum Equipment
$1.2 B global market potential



- **Brand equity**

- **Leadership position**

- **Growing globally**

- **Fragmented customer base**

- **Fragmented supply base**



* Current Franklin management estimates

Product/Market Sales Mix

2008 Sales - $745.6 mil



Water Systems

Product Line Extensions and Geographic Expansion

1950s	**1980s**	**2005**	**2006**	**Today**
Franklin Submersible Motor	Sub Motors, Controls and Drives	Sub Motors, Controls, Drives and Clean water Pumps	Sub Motors, Controls, Drives, Clean water and Wastewater Pumps	Ongoing Product Line Extension and Global Expansion

    

Water Sales	**$7 M** (1959)	Approx **$160 M** (1989)	**$340 M**	**$466 M**	**$557 M** (2008)
% Franklin Water Sales in International Markets	≈ 10%	≈ 20%	≈ 40%	≈ 40%	≈ 55%

Water Systems Growth Initiative
Product Line Extensions and Geographic Expansion

Existing Products
Existing Geographic Markets

- Work with distributors who carry Franklin submersible motor products to earn a growing pump market position

Product Line Extensions
Existing Geographic Markets

Existing Products
New Geographic Markets

Product Line Extensions
New Geographic Markets

Residential, Agricultural & Commercial

US/Canada Pumping Systems Product Line Extensions (2004-2008)

	Year of Franklin Entry				
Product Categories	**Before 2004**	**2005**	**2006**	**2007**	**2008**
Submersible Motors, Drives & Controls	X	X	X	X	X
4" Submersible Pumps		X	X	X	X
6-8" Pump Ends		X	X	X	X
Jet Pumps		X	X	X	X
Small Centrifugals		X	X	X	X
Large Centrifugals			X	X	X
Sump & Sewage Pumps			X	X	X
Condensate Pumps			X	X	X



Product line meets Franklin quality and performance standards



Product line requires update to meet Franklin standards

	2004	**2008**
Franklin Market Potential	$0.240 B	$1.270 B
Franklin Share	75-85%	25-30%

Source: Franklin estimates

Water Systems Growth Initiative
Product Line Extensions and Geographic Expansion

Existing Products
Existing Geographic Markets

- Work with distributors who carry Franklin submersible motor products to earn a growing pump market position

Product Line Extensions
Existing Geographic Markets

- Differentiated Products
  - Constant Pressure Systems
  - Pressure Boosting Systems
  - Fabricated Stainless Steel Pumps

Existing Products
New Geographic Markets

Product Line Extensions
New Geographic Markets

Residential Constant Pressure Systems
Franklin U.S. Market Potential



- Franklin residential well installed base: 11 million wells (without constant pressure)

- Provide constant pressure without replacing existing pump and motor

- Free "Test Drive" option

- Estimated 80%+ buy after "Test Drive"

- Franklin revenue per installation: $400

- Franklin market opportunity: 2.75 million wells x $400 = $1.1 billion

Inline Pressure Boosting Systems
Franklin U.S. Market Potential



- Target homeowners with lower than desired incoming pressure (municipal or water well)

- Provides boosted and constant pressure over a wide range of flow demands

- Low cost, quiet, compact & easy to install

- Proprietary Franklin drive and pump technologies

- US market potential = $175 M

Water Systems Growth Initiative
Product Line Extensions and Geographic Expansion

**Existing Products
Existing Geographic Markets**

- Work with distributors who carry Franklin submersible motor products to earn a growing pump market position

**Product Line Extensions
Existing Geographic Markets**

- Differentiated Products
  - Constant Pressure Systems
  - Pressure Boosting Systems
  - Fabricated Stainless Steel Pumps

**Existing Products
New Geographic Markets**

- High Growth Regions
  - Developing Markets

**Product Line Extensions
New Geographic Markets**

Water Systems
International Sales Growth



Fueling Systems
Product Line Extensions and Geographic Expansion

1960s	**1980s**	**1990s**	**2000s**	**Today**
Franklin Explosion-Proof Submersible Motor	FEPetro Pumps	FEPetro Pumps and Drives	Adjacent Products	Ongoing Product Line Extension and Geographic Expansion

    

Franklin Fueling Sales	**$0.5 M** (1969)	**$1 M** (1989)	**$21 M** (1999)	**$92 M** (2006)	**$189 M** (2008)

Fueling Systems
Recent Product Line Extensions

- Vapor Control Systems – 2006 (Healy acquisition)
- Vapor Monitoring Systems – 2007 (internal development)

California Vapor Control Mandate



- 10,550 Vapor Control Systems:
  - $18,000 per station
  - As of 5/1/09 – 75-80% shipped to market
  - Franklin share = $\pm$80%
  - Revised installation due date: 1/1/2010
- 8,000 Vapor Monitoring Systems:
  - $10,000 per station
  - As of 5/1/09 – 40-45% shipped to market
  - Franklin share = $\pm$20%
  - Installation due date: 10/1/2010

Fueling Systems Growth Initiative
Product Line Extensions and Geographic Expansion

Existing Products
Existing Geographic Markets

- Replacement Business

- Pressure Systems for Europe

- Vapor Recovery India/China

Product Line Extensions
Existing Geographic Markets

Existing Products
New Geographic Markets

Product Line Extensions
New Geographic Markets

Replacement Business

- Nozzles and hanging hardware

- Limited product life due to wear and tear

- $10-$20 M sales by 2010 and growing as installed base increases and ages



Pressure Systems for Europe



- Vast majority of European stations are 'suction'

- New standard for 'pressure' systems, Franklin will be first approved system

- Major multi-national oil company has mandated pressure for all new installs and upgrades



Vapor Recovery India/China

- Air quality is a continued and growing concern

- Less than 5% of stations have stage II

- Franklin is market leader in both countries

- With over 60,000 stations yet to convert, market opportunity exceeds $350 M





Fueling Systems Growth Initiative
Product Line Extensions and Geographic Expansion

Existing Products
Existing Geographic Markets

- Replacement Business
- Pressure Systems for Europe
- Vapor Recovery India/China

Product Line Extensions
Existing Geographic Markets

- European Community Vapor Recovery Mandate (2018)
- Entry Level Tank Gauge

Existing Products
New Geographic Markets

Product Line Extensions
New Geographic Markets

European Community Vapor Recovery Mandate (2018)

- 118,000 stations in EC

- 60,000 already converted to vapor control

- 40,000 to convert by 2018

- Annual nozzle market potential $60 M – expected to grow to $100 M + with vapor control conversion



Colibri Inventory Management System

- Small, fast, low cost inventory management system based on proven digital technology

- Features for US small operators and developing regions:

  1. Remote inventory monitoring/control

  2. Reconciliation (pay only for gallons delivered)

  3. Product adulteration monitoring (patented)

- With over 100,000 stations worldwide that could use this platform, market opportunity exceeds $250 M







Appendix

Earnings and Earnings Per Share Before and After Restructuring Expense

(in Million US $ except Earnings Per Share)

	For the First Quarter		
	2008	**2009**	**Change**
Net Income Attributable to FE Co., Inc.	$8.1	$3.8	-53%
Restructuring Expense (Before Tax)	$0.1	$0.9	800%
Average Fully Diluted Shares Outstanding	23.293	23.139	-1%
Fully Diluted Earnings Per Share Reported	$0.35	$0.17	-51%
Restructuring Expense Per Share	-	$0.02	
Fully Diluted Earnings Per Share Before Restructuring Expense	$0.35	$0.19	-46%

EBITDA Reconciliation to Net Income (Unaudited)
(in Million US $)

	For Fiscal Year Ended	
	2007	**2008**
Net Income (as reported)	$28.7	$44.1
Depreciation and Amortization	$20.4	$24.2
Interest Expense, Net	$8.1	$11.0
Provision for Income Taxes	$15.4	$22.9
Estimated EBITDA for Acquistions (a)	$4.4	
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	$77.0	$102.2
Total Debt (as reported)	$161.7	$186.2
Total Debt Divided by EBITDA	2.1	1.8

The Company presents the non-GAAP measure gross debt to EBITDA ratio because maintaining the ratio at below 3.0 is an important covenant in the Company's principal credit agreements that is closely monitored by management. A table showing how EBITDA (earnings before interest, taxes, depreciation and amortization) is derived from net income and the calculation of the ratio follows the financial statements included in this press release.

(a) Proforma pre-acquisition EBITDA for acquired entities per the covenant terms.

Operating Income Before and After Restructuring Expense

(in Million US $ except Earnings Per Share)

	For Fiscal Year Ended		
	2007	**2008**	**Change**
Operating Income Attributable to FE Co., Inc.	$49.2	$76.7	55.9%
Restructuring Expense (Before Tax)	$3.9	$2.2	-43.6%
Operating Income Before Restructuring Expense	$53.1	$78.9	48.7%

